Exhibit 99.1

ScoutCam Receives a $500,000 Purchase Order for its Micro Cameras from a Fortune 500 Multinational Healthcare Corporation

OMER, Israel, April 28, 2020 - Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced that ScoutCam Ltd., received a purchase order for its micro cameras from a leading fortune 500 multinational healthcare corporation, in the amount of $500,000. ScoutCam Ltd. is the wholly-owned subsidiary of ScoutCam Inc. (OTC:SCTC), which is majority owned by Medigus (Medigus owns approximately 55.9% of ScoutCam Inc’s issued shares of common stock).

ScoutCam’s camera will be used by the multinational healthcare corporation for various medical procedures which require the use of a micro camera.

ScoutCam was chosen to design and manufacture its micro cameras in the multinational healthcare corporation solutions, as a result of the high-quality resolution of the micro cameras and through previous proven success in customization, miniaturization, irrigation, air-dry and additional capabilities. ScoutCam was also chosen due to the company’s substantial experience as well as the ability to provide tailor-made environment durable solutions that can be used parallel to other surgical tools.

“We are proud to have been chosen by a leading Fortune 500 multinational healthcare corporation to design, manufacture and supply our customized visual solutions. Recently, we have witnessed a growing demand for miniaturized visual solutions and high recognition of our unique technology. Our technology provides the ability to create customized tailor-made solutions for our customers, which are spread over multiple sectors, including medical, defense, aerospace and more”, said Professor Benad Goldwasser, chairman of ScoutCam’s board of directors.

ScoutCam develops and manufactures customized visual solutions to organizations across a variety of industries in the form of highly resistant micro cameras and supplementary technologies. With the smallest cameras produced in the world, which are down to 1mm diameter including illumination, the high resolution technology has unique properties that have been authenticated by customers, such as NASA, in the strictest environmental conditions, including extreme temperatures, vibrations, and radiation. ScoutCam devices have been used across the medical, aerospace, industrial, research and defense industries. ScoutCam 8.0 HD was selected by NASA to be incorporated into NASA's Visual Inspection Poseable Invertebrate Robot 2 (VIPIR2). VIPIR2, a robotic, multi-capability inspection tool being used as part of NASA’s Robotic Refueling Mission 3 (RRM3), was launched into space in December 2018.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in or derived from this press release will not be achieved, such as the successful manufacture and supply of the micro cameras by ScoutCam Ltd. or delay in receipt of payments or proceeds therefor, due to inter alia the spread of COVID-19 as well as the restrictions deriving therefrom. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com